UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

YOUNGEVITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

987537206
(CUSIP Number)

Carl Grover
1010 S. Ocean Blvd. #107
Pompano Beach, FL 33062
(310) 915-9700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987537206	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS Carl Grover
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	(7)	SOLE VOTING POWER 3,293,643 (1)
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 0
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER 3,293,643 (1)
PERSON WITH	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,643 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

 (1)
Excludes 1,942,240 shares of common stock underlying the Warrants (as hereinafter defined) that are not exercisable due to the Beneficial Ownership Limitations (as hereinafter defined) which provides that the Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 9.99% of the Issuer’s common stock.

CUSIP No. 987537206	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Youngevity International, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated April 24, 2015 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated November 23, 2015 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated October 2, 2018 (Amendment No. 3”), and Amendment No. 4 to the Original 13D, dated December 5, 2018 (“Amendment No. 4”), filed by the reporting person, Carl Grover. Capitalized terms used in this Amendment No. 5 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as the case may be.

The principal executive offices of the Issuer are located at 2400 Boswell Road, Chula Vista, California 91914.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This Amendment No. 5 to Schedule 13D is being made by Carl Grover.
(b)	The principal business address for the Mr. Grover is 1010 S. Ocean Blvd. #1017, Pompano Beach, FL 33062.
(c)	Mr. Grover is a private investor.
(d)	Mr. Grover has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Grover has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Grover is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

No funds were used by Mr. Grover to acquire the securities described in Item 4 below.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On July 31, 2019, Mr. Grover acquired 600,242 shares of Common Stock of the Issuer, upon the partial exercise of $4.60 per share of a July 31, 2014 warrant (the “Series A Warrant”) to purchase 782,608 shares of Common Stock held by Mr. Grover. In connection with the exercise of the Series A Warrant, pursuant to a Letter Agreement dated July 29, 2019 (the “Letter Agreement”), the Issuer issued to Mr. Grover 50,000 shares of Common Stock as an inducement fee and agreed to extend the expiration date of the Series A Warrant held by Mr. Grover to December 15, 2020, and the exercise price of the warrant was adjusted to $4.75 with respect to 182,366 shares of Common Stock remaining for exercise thereunder.

The foregoing description of the terms of the Series A Warrant and Letter Agreement are qualified in their entirety by reference to the full text of the provisions of such agreements, copies of which were included as Exhibit 13 and Exhibit 14 to this Amendment No. 5, respectively, and are incorporated by reference herein.

CUSIP No. 987537206	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)
As of the close of business on February 28, 2020 the Reporting Person holds (i)2,986,908 shares of the Issuer’s outstanding Common Stock, and (ii) common stock purchase warrants to purchase an aggregate of 2,248,975 shares of the Issuer’s Common Stock (the “Warrants”), including (1) a Series C warrant to purchase 200,000 shares of Common Stock at an exercise price of $9.00 per share, (2) July 2017 warrants to purchase 735,030 shares of Common Stock at an exercise price of $5.56 per share, (3) December 2018 note warrants to purchase 250,000 shares of Common Stock at an exercise price of $6.82 per share, (4) December 2018 note warrants to purchase 250,000 shares of Common Stock at an exercise price of $7.82 per share, (5) the Exchange Warrant to purchase 631,579 shares of Common Stock at an exercise price of $4.75 per share, and (6) the Series A Warrant to purchase 182,366 shares of Common Stock at an exercise price of $4.75 per share. The aggregate number and percentage of shares of Common Stock reported herein are based upon 30,270,422 shares of Common Stock outstanding as of November 15, 2019. Notwithstanding the provisions of the Warrants, each Warrant is not exercisable into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise, after taking into account the Common Stock then owned by the Mr. Grover, would result in the beneficial ownership by Mr. Grover of more than 9.99% of the outstanding Common Stock of the Company (the “Beneficial Ownership Limitation”). For purposes of this paragraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b)	Mr. Glover has the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported as beneficially owned by him herein.

(c)	See Item 4 hereto, which is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 13:	Form of Series A Warrant (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K (File No. 000-54900) filed with the Securities and Exchange Commission on August 5, 2018).

Exhibit 14:
Letter Agreement with Carl Grover dated July 29, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-549000) filed with the Securities and Exchange Commission on August 5, 2019).

CUSIP No. 987537206	13D	Page 5 of 5 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020

/s/ Carl Grover
Carl Grover